August 8, 2018

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

Re:	Mercer International Inc.
Registration Statement on Form S-4
File No. 333-226443
Request for Acceleration

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Mercer International Inc., a Washington corporation, respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern time, on August 10th, 2018, or as soon as practicable thereafter.

Yours truly,

MERCER INTERNATIONAL INC.

/s/ David K. Ure
David K. Ure
Chief Financial Officer

cc.	Anuja A. Majmudar, Securities and Exchange Commission
H.S. Sangra, Sangra Moller LLP
Rod Talaifar, Sangra Moller LLP